S&P Global Ratings Managerial Structure


President
Global Head, Ratings Services
Corporate Ratings
Infrastructure Ratings
Financial Services Ratings
US Public Finance Ratings
Sovereign/ International Public Finance Ratings
Structured Finance Ratings
Global Head, Developing Markets
Developing Markets
Market & Franchise Development
Chief Commercial Officer
Developed Markets
Sales
Product Development
Chief Operating Officer
Chief Credit Officer
CCO Compliance*
DCO – Ratings / CCO – Americas
CCO – EMEA & India
CCO – APAC
Global Head Control Room
Global Head Regulatory / Response
Global Head Exams & SWAT
Chief Matrix Officer
SMD, Chief Risk Officer
MD, Criteria Advisory
MD, Model & Criteria Validation
MD, Global Risk Mgmt. Ops.
DIR – Risk Analytics & Market Surveillance
MD – Internal Controls
Chief Legal Officer*
MDs, Ratings Legal
VPs, Global Regulatory Affairs
EMD, Japan Ratings
SVP, Finance*
VP, Human Resources
Chief Audit Executive, Internal Audit** Ratings Risk Review **
Communications**
EMD, Chief Global Economist**

***** Support functions reporting jointly to S&P Global
****** Support functions reporting directly to S&P Global

Dated as of April 28, 2016

S&P Global Ratings

S&P Global Ratings Business Units



Americas Ratings
U.S. Public Finance
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
EMEA Ratings
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
APAC Ratings
Corporates
Infrastructure
Sovereigns/ International Public Finance
Financial Services
Structured Finance
Developing Markets/ Market Franchise
Developing Markets
Market & Franchise Development
Global Sales / Product Development
Developed Markets
Sales
Product Development
Criteria Development & Approval / Model Implementation Center
Global Risk Management
Criteria Advisory
Global Risk Management & Ops.
Model & Criteria Validation
Risk Analytics & Market Surveillance
Internal Controls
Compliance*
Legal*
Ratings Legal
Global Regulatory Affairs
Ratings Operations
Ratings Data
Ratings Operations
Ratings IT
Human Resources*
Finance / Strategy*
Internal Audit** Ratings Risk Review**
Communications**
Economics & Research**

***** Support functions reporting jointly to S&P Global
****** Support functions reporting directly to S&P Global

Dated as of April 28, 2016

S&P Global Ratings

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of (i) a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) the credit ratings business operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI.



S&P Global Inc.
McGraw-Hill Australia Pty Ltd.*
McGrawHill International Holdings LLC*
McGraw-Hill Financial International LLC*
Standard & Poor's Maalot Ltd.
Standard & Poor's Financial Services, LLC
Standard & Poor's International, LLC*
McGraw-Hill Korea Inc. ‡
Standard & Poor's (Australia) Pty. Ltd.
McGrawHill Financial Global Holdings (Luxembourg) Sarl*
The McGraw-Hill Companies (Canada) Corp.
Standard & Poor's Ratings do Brasil Ltda
Standard & Poor's S.A. de C.V.
Standard & Poor's Hong Kong Ltd.
50.99999%
Taiwan Ratings Corporation † x
S&P Argentina LLC*
Standard & Poor's Singapore Pte. Ltd.
Standard & Poor's Ratings Japan K.K.
McGrawHill Financial European Holdings (Luxembourg) Sarl*
Standard & Poor's International Enterprises LLC*
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo
Standard & Poor's Ratings Management Service (Shanghai) Company Ltd. ‡
McGraw-Hill Asian Holdings (Singapore) Pte. Ltd.*
S&P India LLC*
Standard & Poor's Enterprises LLC*
Standard & Poor's Credit Market Services Europe Ltd.
Standard & Poor's Credit Market Services France, SAS
The McGraw-Hill Companies, S.r.l.*.
CRISIL Limited §
40%
60%
Standard & Poor's Ratings Chile Clasificadora de Riesgo, Ltda.
Standard & Poor's South Asia Services Private Limited ‡
Standard & Poor's Credit Market Services Italy S.r.l.
Note: Aggregate ownership of CRISIL Limited by McGraw Hill Financial, Inc. subsidiaries is 67.17%
Sweden Branch
South Africa Branch
Russia Branch
Spain Branch
Dubai Branch
German Branch
Poland Branch‡
Notations:
† A "Credit Rating Affiliate".
‡ Does not issue credit ratings.
§ Not part of the NRSRO.
* Holding company.
x Also held 0.00001% by McGraw-Hill Asian Holdings (Singapore) Pte. Ltd.

NRSRO entities are shaded in blue.
Dated as of April 28, 2016